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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

BUSINESS ACQUISITION REPORT – (51-102F4)

Item 1  Identity of Company

1.1

Name and Address of Company

Kiska Metals Corporation (“Kiska”)

(formerly Geoinformatics Exploration Inc.)

1350-650 West Georgia Street

Vancouver, BC

V6B 4N9

1.2

Executive Officer

Jason S. Weber

Chief Executive Officer

(604) 669-6660

Item 2  Details of Acquisition

2.1

Nature of Business Acquired

Rimfire Minerals Corporation is a well-financed junior exploration company with mineral property interests in BC, Yukon, Alaska, Nevada and Australia. They have a strong management team with a wealth of experience in exploration and promoting joint ventures with major companies. The Company believes there will be synergies in exploration in those areas where both companies are active and a reduction of overhead costs by combining the two companies. This will permit exploration to proceed on the Whistler property in Alaska and encourage development of other projects in the Company’s portfolio through third party business arrangements.

The board of the combined companies will have greater depth of capital market knowledge and development of business relationships to ensure continued growth and expansion of the Company. Advancement of the Whistler and other projects should increase value for the shareholders.

2.2

Date of Acquisition

The date of the arrangement is August 5, 2009. This is the date stipulated by the Final court order as the effective date.

2.3

Consideration

The Company agreed to a share exchange ratio of 0.87 Kiska shares for each Rimfire share after taking into consideration a one for three share consolidation which was a condition precedent to the arrangement taking place. There were no fractional shares issued. A shareholder entitled to 0.5 or more of a share received the next whole number of shares while an entitlement to less than 0.5 of a share was rounded down. Therefore the Company issued 22,365,310 shares to former Rimfire shareholders. Total issued and outstanding share capital of the Company is 47,600,534. The value of the shares issued, based on the closing price of the Company’s shares on August 5, 2009, was $12,077,267.

In addition, the Company issued 1,905,300 replacement options to former Rimfire directors, officers and employees with a fair value of $348,367. The fair value was calculated using the Black-Scholes option pricing model with the following assumptions and estimates. Each individual option grant was valued based on the remaining time to the original expiry date.

Risk-free rate

0.02% – 1.94%

Volatility

74%-120%

Dividends

Nil

Total consideration paid for Rimfire was $12,077,267. There was no cash consideration paid.

2.4

Effect on Financial Position

Upon completion of the business combination, the employees and management of Rimfire will be retained with the continued employment of country specific geological and administrative personnel. Rimfire’s technical personnel will examine all the Company’s projects and help determine the best disposition or exploration program for each of them.

The head office of the Company will be moved to Vancouver, and consolidated with the Rimfire head office, with a consequent reduction in office expense and number of personnel. Subsidiary offices will be examined on a case by case basis to determine the requirement for office space and personnel. Depending on the outcome of the exploration project review, some or all of these offices may be eliminated or reduced in scope.

The Company intends to continue both the leveraged exploration model of Rimfire, where projects are joint-ventured or optioned to other exploration or mining companies who fund the work, and the Geoinformatics model of funding exploration on primary targets. The working capital on the effective date was $2,187,173. This is sufficient to commence exploration on the Whistler program but not sufficient to bring the program to completion. Funds will be raised by way of equity financing which will result in some dilution to the shareholders.

2.5

Prior Valuations

The Company has not received any formal valuation opinions for this transaction.

2.6

Parties to Transaction

This transaction occurred between parties who are at arms-length. Rimfire Minerals Corporation is not an associate or an affiliate of the Company.

2.7

Date of Report

The information in this report is current as of October 1, 2009

Item 3  Financial Statements

The following financial statements and other information required by Part 8 of NI 51-102 which have been filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference into, and form part of, this business acquisition report:

(a) Rimfire’s audited consolidated financial statements as at and for the year ended January 31, 2009 and the report of the auditors’ thereon; and

(b) Rimfire’s audited consolidated financial statements as at and for the year ended January 31, 2008 and the report of the auditors’ thereon; and

(c) Rimfire’s unaudited financial statements as at and for the three months ended April 30, 2009.

In addition, attached hereto as Schedule “A” and forming part of this business acquisition report, are the unaudited pro forma condensed consolidated balance sheet of Kiska as at June 30, 2009 and the unaudited pro forma condensed consolidated statement of operations and comprehensive loss of Kiska for the six months ended June 30, 2009 and the year ended December 31, 2008, together with the notes thereto, prepared on the basis of information available to Kiska as of October 1, 2009.

Attached hereto as Schedule “B” and forming part of this business acquisition report, are the unaudited interim financial statements of Rimfire Minerals Corporation for the six months ended July 31, 2009.

SCHEDULE “A”

UNAUDITED PROFORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS OF KISKA METALS CORPORATION

Kiska Metals Corporation

Pro forma condensed consolidated balance sheets

As at June 30, 2009

(expressed in Canadian dollars)

(Unaudited)

	Note	Kiska Metals Corporation	Pro forma Rimfire Minerals Corporation	Pro forma adjustments	Pro forma consolidated Kiska
Assets
Current assets
Cash and cash equivalents		$ 858,410	$4,463,269	$ -	$5,321,679
Restricted cash		68,563	109,556	-	178,119
Amounts receivable		191,993	51,918	-	243,911
Marketable securities		60,000	162,630	-	222,630
Prepaid expenses		58,099	227,268	-	285,367
		1,237,065	5,140,063	-	6,251,706

Equity investment		217,392	-	-	217,392
Mineral property interests	a	-	-	7,849,835	7,849,835
Property, plant & equipment		533,163	104,188	-	637,351
Other		4,810	21,234	-	26,044

		1,992,430	5,140,063	7,849,835	14,982,328

Liabilities
Accounts payable		399,449	224,115	-	623,564
Accrued liabilities	b	123,963	58,500	584,454	766,917
Note payable		1,795,822	-	-	1,795,822
		2,319,234	282,615	584,454	3,186,303

Mineral property reclamation		-	45,562	-	45,562
		2,319,234	328,177	584,454	3,231,865

Shareholders’ Equity
Share capital	c(i)	50,048,042	17,833,098	(17,833,098)	62,125,309
	c(ii)			12,077,267
Stock options	d	984,813	-	-	984,813
Contributed surplus	d	2,583,712	4,744,828	(4,744,828)	2,583,712
Accumulated other comprehensive (loss)	e	(114,906)	84,953	(84,953)	(114,906)
Accumulated deficit	f	(53,828,465)	(17,850,993)	17,850,993	(53,828,465)
		(326,804)	4,811,886	7,265,381	11,750,463

		$ 1,992,430	$ 5,140,063	$ 7,849,835	$ 14,982,328

See the accompanying notes to the unaudited pro forma condensed financial statements

Kiska Metals Kiska Metals Corporation

Pro forma consolidated statements of operations and comprehensive loss

(expressed in Canadian dollars)

(Unaudited)

For the six months ended June 30, 2009

	Note	Kiska Metals Corporation	Pro forma Rimfire Minerals Corporation	Pro forma adjustments	Pro forma consolidated Kiska
Revenues		$ -	$ 28,191	$ -	$ 28,191

Expenses
Salaries& employee benefits		280,402	241,421	-	521,823
General & administrative		186,098	318,415	-	504,513
Consulting services		348,632	396,107	-	744,739
Amortization		61,958	24,919	-	86,877
Exploration expenditures		389,755	691,026	-	1,080,781
Stock-based compensation		278,330	36,903	-	315,233
		1,545,175	1,708,791	-	3,253,966
Operating loss before the following		(1,545,175)	(1,680,600)		(3,225,775)
Financing expense		116,441	-	-	116,441
Interest income		-	(62,180)	-	(62,180)
Equity loss in investment		958,753	-	-	958,753
Loss on sale of investment		240,285	(1,457)	-	238,828
Foreign exchange (gain)/loss		18,605	(15,253)	-	3,352
		1,334,084	(78,890)	-	1,255,194
Loss before income taxes		(2,879,259)	(1,601,710)	-	(4,480,969)
Recovery of income taxes		39,129	10,392	-	49,521
Net loss		(2,840,130)	(1,591,318)	-	(4,431,448)

Net change in unrealized gains/(losses) on available-for-sale investments		20,000	72,591	-	92,591
Tax effect of changes in other comprehensive income		(39,129)	(10,392)	-	(49,521)
Comprehensive loss		$ (2,859,259)	$ (1,529,119)	$ -	$ (4,388,378)

Basic and diluted loss per share		$ (0.04)	$ (0.06)		$ (0.09)
Basic and diluted weighted average number of shares outstanding during the period		75,705,829	25,707,251		47,600,534

See the accompanying notes to the unaudited pro forma condensed financial statements

 Kiska Metals Kiska Metals Corporation

Pro forma consolidated statements of operations and comprehensive loss

(expressed in Canadian dollars)

(Unaudited)

For the year ended December 31, 2008

	Note	Kiska Metals Corporation	Pro forma Rimfire Minerals Corporation	Pro forma adjustments	Pro forma consolidated Kiska
Revenues		$ 897,315	$ 249,587	$ -	$ 1,146,902

Expenses
Salaries& employee benefits		1,615,643	573,316	-	2,188,959
General & administrative		1,122,440	490,815	-	1,613,255
Consulting services		513,723	269,990	-	783,713
Amortization		251,303	47,183	-	298,486
Exploration expenditures		7,358,330	1,979,556	-	9,337,886
Stock-based compensation		76,461	286,479	-	362,940
		10,937,900	3,647,339	-	14,585,239
Operating loss before the following		(10,040,585)	(3,397,752)		(13,438,337)
Financing expense		3,565,047	-	-	3,565,047
Interest income		(24,702)	(245,420)	-	(270,122)
Equity loss in investment		916,181	-	-	916,181
Gain on marketable securities		-	(141,806)	-	(141,806)
Gain on repayment of convertible loan		(279,859)	-	-	(279,859)
Foreign exchange (gain)/loss		3,130,547	(81,762)	-	3,048,785
		7,307,214	(468,988)	-	6,838,226
Loss before income taxes		(17,347,799)	(2,928,764)	-	(20,276,563)
Recovery of income taxes		1,074,772	(52,894)	-	1,021,878
Net loss		(16,273,027)	(2,981,658)	-	(19,254,685)

Unrealized foreign exchange loss on available-for-sale investment		(7,668)	-	-	(7,668)
Net change in unrealized gains/(losses) on available-for-sale investments		(636,718)	(352,628)	-	(989,346)
Tax effect of changes in other comprehensive income		19,807	52,894	-	72,701
Comprehensive loss		$ (16,897,606)	$ (3,281,392)	$ -	$(20,178,998)
Basic and diluted loss per share		$ (0.61)	$ (0.12)		$ (0.39)
Basic and diluted weighted average number of shares outstanding during the period		26,495,789	25,707,251		48,861,099

See the accompanying notes to the unaudited pro forma condensed financial statements

Kiska Metals Corporation

Notes to the pro forma condensed consolidated financial statements for the period ended June 30, 2009

(expressed in Canadian dollars)

(Unaudited)

1. Basis of presentation

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the acquisition (the “Acquisition”) of Rimfire Minerals Corporation (“Rimfire”) by Kiska Metals Corporation (“Kiska” or the “Company”),  formerly Geoinformatics Exploration Inc. (“Geoinformatics”).

The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and give effect to the Acquisition pursuant to the assumptions described in Note 4 to these pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated balance sheet as at June 30, 2009 gives effect to the proposed Acquisition by Kiska as if it had occurred as at June 30, 2009. The unaudited pro forma condensed consolidated statements of operations and comprehensive loss for the periods ended June 30, 2009 and December 31, 2008 give effect to the proposed Acquisition as if it had occurred at the beginning of each period.

The pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The pro forma condensed consolidated financial statements do not reflect any special items such as payments pursuant to change of control provisions, integration costs that may be incurred as a result of the Acquisition, reorganization or adoption of new accounting standards. Any potential synergies that may be realized after consummation of the Acquisition have been excluded from the unaudited pro forma condensed consolidated financial statement information.

The pro forma adjustments and allocations of the purchase price for Rimfire are based on the final purchase price allocation after asset and liability valuations were finalized as of the date of the completion of the Acquisition.

Kiska Metals Corporation

Notes to the pro forma condensed consolidated financial statements for the period ended June 30, 2009

(expressed in Canadian dollars)

(Unaudited)

1. Basis of presentation (continued)

In preparing the unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statements of operations and comprehensive loss, the following historical information, which was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), was used:

(a)

the unaudited consolidated financial statements of Kiska for the six months ended June 30, 2009

(b)

 the unaudited consolidated financial statements of Rimfire for the six months ended July 31, 2009;

(c)

the audited consolidated financial statements of Geoinformatics for the year ended December 31, 2008

(c)

 the audited consolidated financial statements of Rimfire for the year ended January 31, 2009;

The unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statements of operations and comprehensive loss should be read in conjunction with the December 31, 2008 audited consolidated financial statements including the notes thereto. Certain of Rimfire’s assets, liabilities, income and expenses have been reclassified to conform with Kiska’s consolidated financial statement presentation. Both Kiska and Rimfire’s financial statements are reported in Canadian dollars.

2. Significant accounting policies

The accounting policies used in preparing the pro forma condensed consolidated financial statements are set out in Kiska’s audited consolidated financial statements for the year ended December 31, 2008. In preparing the unaudited pro forma consolidated condensed financial statements, a review was undertaken by management of Kiska to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. There were no such differences. Further accounting differences may be identified after integration following the Acquisition.

Kiska Metals Corporation

Notes to the pro forma condensed consolidated financial statements for the period ended June 30, 2009

(expressed in Canadian dollars)

(Unaudited)

3. Share acquisition of Rimfire

On August 5, 2009, the Company and Rimfire completed the Acquisition whereby Kiska agreed to acquire all the outstanding common shares of Rimfire by way of a plan of arrangement under provisions of the Business Corporations Act. Pursuant to the Agreement, Rimfire shareholders received 0.87 of a Kiska common share for each common share of Rimfire. Prior to the Acquisition, Kiska completed a one for three share consolidation.

Under the terms of the Agreement, all outstanding options of will be exchanged for vested Kiska stock options, based on the exchange ratio.

The cost of the Acquisition will include the fair value of the issuance of 22,365,310 Kiska common shares at $0.54 per share plus transaction costs of $584,454. As at August 5 2009, Rimfire had 25,707,251 common shares outstanding and 2,190,000 options outstanding. There were no share purchase warrants outstanding as of the closing date.

The purchase price allocation assumed in these pro forma condensed consolidated financial statements is summarized a follows:

Purchase Price
Issuance of 22,365,310 common shares of Kiska	$ 12,077,267
Issuance of 1,905,300 replacement options of Kiska	-
Transaction costs	584,454
$ 12,661,722

Fair value of assets and liabilities acquired
Cash and cash equivalents	$ 4,463,269
Marketable securities	162,630
Accounts receivable	51,918
Prepaid expenses	227,268
Lease deposit	21,234
Project reclamation deposits	109,556
Fixed assets	104,188
Mineral property interests	7,849,835
Accounts payable and accrued liabilities	(282,615)
Mineral property reclamation obligation	(45,562)
$ 12,661,722

Kiska Metals Corporation

Notes to the pro forma condensed consolidated financial statements for the period ended June 30, 2009

(expressed in Canadian dollars)

(Unaudited)

4. Effect of transactions on the pro forma financial statements

The pro forma condensed consolidated financial statements incorporate the following pro forma assumptions:

a) Mineral property interests

Rimfire, in common with Geoinformatics and Kiska, expenses all mineral property expenditures as incurred. There are currently no identifiable mineral reserves on Rimfire’s mineral property interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. The amount shown on the respective balance sheets for this line is zero.

The purchase price allocation showed an excess of $7,849,835 over the fair value of identified assets acquired. In accordance with Emerging Issues Committee abstract 152 (EIC-152) this amount was allocated to mineral property interests on the basis of management’s expectation of continuing exploration. For U.S. GAAP purposes, management assesses the viability of each exploration property annually or when circumstances change for the purposes of determining impairment. The same process, which takes into account current exploration plans and permits as well as management’s plans for the next fiscal year, was used to allocate the mineral property interest between individual properties.

Rimfire operates in four geographic areas. The mineral property interest allocated to each area is summarized below:

Canada	$ 4,846,386
Alaska	1,062,865
Australia	1,940,585
Nevada	-
Total	$ 7,849,835

b) Accrued liabilities

This assumption provides for the recording of transaction costs of $584,454. Actual invoices received subsequent to the transaction and prior to September 30, 2009 are included.

Kiska Metals Corporation

Notes to the pro forma condensed consolidated financial statements for the period ended June 30, 2009

(expressed in Canadian dollars)

(Unaudited)

4. Effect of transactions on the pro forma financial statements (continued)

c) Share capital

(i)

This pro forma adjustment eliminates the historical equity accounts of Rimfire.

(ii)

The pro forma adjustment reflects the issuance of 22,365,010 common shares of Kiska in connection with the Acquisition with a fair value $12,077,267

d) Stock options

The fair value of replacement options issued to Rimfire option holders was not included in the calculation of the purchase price. Previous stock option compensation for Rimfire was included in contributed surplus. This pro forma adjustment eliminates the historical equity accounts of Rimfire.

e) Accumulated other comprehensive loss

Marketable securities have been revalued at their fair market value as of the Acquisition Date. Therefore this pro forma adjustment eliminates the historical equity accounts of Rimfire.

e) Accumulated deficit

This pro forma adjustment eliminates the historical equity accounts of Rimfire.

5. Pro forma shares outstanding

The average number of shares used in the computation of pro forma basic and diluted earnings per share has been determined as follows:

Weighted average number of shares outstanding for Kiska for the period after giving effect to the 1:3 share consolidation prior to the acquisition*	25,235,224
Issued to acquire Rimfire	22,365,310
Total	47,600,534

*Geoinformatics had 75,705,829 common shares outstanding prior to the acquisition. The one for three share consolidation did not permit the issuance of any fractional shares, resulting in outstanding shares being lower than otherwise would have been expected.

SCHEDULE “B”

UNAUDITED INTERIM FINANCIAL STATEMENTS OF

RIMFIRE MINERALS CORPORATION

FOR THE SIX MONTHS ENDED JULY 31, 2009

Consolidated Financial Statements

Six months ended July 31, 2009

(unaudited – prepared by management)

These financial statements have not been reviewed by the Company’s auditors.

Rimfire Minerals Corporation

ceased to be a reporting company effective August 31, 2009.

The Company is a wholly-owned subsidiary of Kiska Metals Corporation.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations

Six months ended July 31

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2009	2008	2009	2008
	3 months	3 months	6 months	6 months
Mineral Property Operations		(restated- Note 2)		(restated- Note 2)
Revenue
Option proceeds	$ -	$ -	$ -	$ 61,000
Project management fees	2,826	19,007	28,191	21,999
	2,826	19,007	28,191	82,999
Expenses
Acquisition costs	4,371	10,721	13,931	276,768
Exploration expenditures	360,363	346,647	682,103	686,744
Exploration expenditure reimbursements	(2,190)	-	(2,190)	(2,473)
Exploration tax credits	(2,032)	-	(2,818)	-
	360,512	357,368	691,026	961,039
Loss from mineral property operations	(357,686)	(338,361)	(662,835)	(878,040)

Other Operations
Expenses
Accounting and legal	311,741	9,945	338,188	39,298
Depreciation	13,199	13,665	24,919	22,127
Foreign exchange losses	(2,857)	(12,933)	(15,253)	(13,559)
Investor services	21,728	15,222	36,396	28,646
Management services	27,721	28,865	57,918	66,922
Marketing and promotion	44,797	38,012	85,683	56,866
Office	54,157	76,516	81,978	108,446
Rent	33,407	33,402	77,701	53,108
Salaries and support services	117,886	111,991	241,421	256,894
Share-based compensation	26,448	261,298	36,903	261,298
Travel and entertainment	15,588	10,765	36,658	26,391
	663,815	586,748	1,002,512	906,437
Loss from other operations	(663,815)	(586,748)	(1,002,512)	(906,437)

Loss before investment transactions	(1,021,501)	(925,109)	(1,665,347)	(1,784,477)
Gain on marketable securities	1,457	-	1,457	191,806
Interest income	26,747	67,671	62,180	143,518

Loss before Income Taxes	(993,297)	(857,438)	(1,601,710)	(1,449,153)
Income Tax Recovery (Expense) (Note 2 & 8)	9,696	(12,009)	10,392	(26,656)
Net Loss	$ (983,601)	$ (869,447)	$(1,591,318)	$(1,475,809)

Basic and Diluted Loss Per Share	$ (0.04)	$ (0.03)	$ (0.06)	$ (0.06)
Weighted average number of shares outstanding	25,707,251	25,707,251	25,707,251	25,664,943

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets

 (Expressed in Canadian Dollars)

(Unaudited – prepared by management)

		July 31	Year End Jan. 31
		2009	2009
ASSETS
Current
Cash and cash equivalents		$4,463,269	$5,921,019
Marketable securities		162,630	95,039
Accounts receivable		51,918	126,682
Prepaid expenses		227,268	48,837
		4,905,085	6,191,577

Mineral Property Interests (Note 3)		-	-
Prepaid Lease (note 4)		21,234	21,234
Project Reclamation Deposits (Note 5)		109,556	128,052
Office, Computer and Field Equipment (Note 3)		104,188	123,383

		$5,140,063	$6,464,246

LIABILITIES
Current
Accounts payable and accruals		$271,275	$109,108
Payable to related party (Note 6)		11,340	41,133
Exploration funding deposits		-	-
		282,615	150,241

Mineral Property Reclamation obligation		45,562	46,167
		328,177	196,408

SHAREHOLDERS’ EQUITY
Share Capital (Note 7)		17,833,098	17,833,098
Contributed Surplus (Note 7)		4,744,828	4,671,661
Deficit		(17,850,993)	(16,259,675)
Accumulated Other Comprehensive Income		84,953	22,754
		4,811,886	6,267,838

		$5,140,063	$6,464,246
APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Jason S. Weber”	Director

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Cash Flows

Six months ended July 31

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2009	2008	2009	2008
	3 months	3 months	6 months	6 months
Cash Flows Used for Operating Activities
Mineral property operations
Paid for acquisition costs	$ (20,862)	$ (17,538)	$ (18,942)	$ (175,081)
Paid for exploration costs	(498,855)	(239,600)	(801,529)	(569,551)
Exploration expenditure reimbursements	2,190	-	2,190	2,473
Exploration tax credits/grants received	-	-	4,457	-
Exploration funding (paid) received	(1,521)	303,104	-	303,104
Project management fees received	12,584	17,895	30,129	22,969
Reclamation deposits (paid) received	-	(7,838)	19,646	(1,690)
Option proceeds received	-	-	-	50,000
Other operations
Cash paid for supplies and services	(464,487)	(292,468)	(785,238)	(591,329)
Advances from related party	860	(338,690)	(29,793)	(386,011)
	(970,091)	(575,135)	(1,579,080)	(1,345,116)

Cash Flows Used for Investing Activities
Interest and other revenue received	86,083	154,453	121,511	231,500
Proceeds from sale of marketable securities	6,457	-	6,457	227,806
Sale (purchase) of short-term investments	-	-	-	322,559
Purchase of office and field equipment	(4,762)	(76,282)	(6,638)	(91,261)
Paid for lease prepayments	-	-	-	(21,234)
Restricted cash used for flow-through expenditure	-	30,062	-	34,162
	87,778	108,233	121,330	703,532

Cash Flows From Financing Activities
Common shares issued for cash	-	-	-	-
Share issue costs	-	-	-	(155)
	-	-	-	(155)

Increase (Decrease) in Cash	(882,313)	(466,902)	(1,457,750)	(641,739)
Cash, Beginning of Period	5,345,582	7,429,580	5,921,019	7,604,417

Cash, End of Period	$ 4,463,269	$ 6,962,678	$ 4,463,269	$ 6,962,678

Supplemental Information on Non-Cash Transactions
Marketable securities received	-	-	-	(11,000)
Mineral property interest option proceeds	-	-	-	11,000
Shares issued for mineral property acquisition	-	-	-	129,000
Share-based compensation expense	62,712	402,086	73,167	402,086
Contributed surplus	(62,712)	(402,086)	(73,167)	(402,086)

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Comprehensive Loss

Six months ended July 31

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2009	2008	2009	2008
	3 months	3 months	6 months	6 months
		(restated- Note 2)		(restated- Note 2)
Net Loss	$ (983,601)	$ (869,447)	$(1,591,318)	$(1,475,809)
Other comprehensive income
Changes in fair value of investments	68,325	(80,057)	74,048	14,093
Realized gains on sale of investments	(1,457)	-	(1,457)	(191,806)
Taxes arising on changes in fair value of investments (Note 7)	(9,696)	12,009	(10,392)	26,656

Other comprehensive income (loss)	57,172	(68,048)	62,199	(151,057)

Comprehensive Loss	$ (926,429)	$ (937,495)	$ (1,529,119)	$ (1,626,866)

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Shareholders’ Equity

Six months ended July 31

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2009	2008	2009	2008
	3 months	3 months	6 months	6 months
Common Shares (Note 6)
Balance, beginning of period	$17,833,098	$17,833,098	$17,833,098	$17,704,253
Issued for
Cash - private placement	-	-	-	-
Cash – exercise of warrants	-	-	-	-
Cash – exercise of options	-	-	-	-
Fair value assigned to warrants issued on private placement	-	-	-	-
Transfer from contributed surplus on the exercise of share purchase options	-	-	-	-
Issued for mineral property acquisition	-	-	-	129,000
Share issue costs	-	-	-	(155)
Balance, end of period	17,833,098	17,833,098	17,833,098	17,833,098

Contributed Surplus
Balance, beginning of period	4,682,116	4,264,269	4,671,661	4,264,269
Share-based compensation	62,712	402,086	73,167	402,086
Balance, end of period	4,744,828	4,666,355	4,744,828	4,666,355

Deficit
Balance, beginning of period	(16,867,392)	(13,932,116)	(16,259,675)	(13,334,927)
Prior year income tax recovery not previously recognized (Note 2)	-	47,737	-	56,910
Balance as restated	(16,867,392)	(13,884,379)	(16,259,675)	(13,278,017)
Net loss for the period	(983,601)	(869,447)	(1,591,318)	(1,475,809)
Balance, end of period	(17,850,993)	(14,753,826)	(17,850,993)	(14,753,826)

Accumulated Other Comprehensive Income
Balance, beginning of period	27,781	287,216	22,754	379,398
Prior year income tax recovery not previously recognized (Note 2)	-	(47,737)	-	(56,910)
Balance as restated	27,781	239,479	22,754	322,488
Other comprehensive (loss) income	57,172	(68,048)	62,199	(151,057)
Balance, end of period	84,953	171,431	84,953	171,431

Shareholders’ Equity	$ 4,811,886	$ 7,917,058	$ 4,811,886	$ 7,917,058

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures

Six months ended July 31

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	Canada	Alaska	Australia	Nevada	Total

Cumulative net expenditures, January 31, 2007	$3,974,646	$422,610	$ 235,349	$486,533	$5,119,138

Acquisition Costs	121,002	29,939	(9,811)	24,347	165,477
Exploration Expenditures	2,037,943	45,206	134,271	278,197	2,495,617
Exploration Tax Credits	(4,872)	-	-	-	(4,872)
Reimbursements	(38,963)	-	-	-	(38,963)
Reclamation Obligations	(11,371)	-	-	-	(11,371)
Net expenditures, year ended January 31, 2008	2,103,739	75,145	124,460	302,544	2,605,888

Acquisition Costs	272,794	-	164,041	21,492	458,327
Exploration Expenditures	664,510	94,546	739,499	46,783	1,545,338
Exploration Tax Credits	(2,408)	-	-	-	(2,408)
Reimbursements	(9,362)	-	-	-	(9,362)
Reclamation Obligations	11,100	-	-	(23,439)	(12,339)
Net expenditures, year ended January 31, 2009	936,634	94,546	903,540	44,836	1,979,556

Acquisition Costs	4,931	473	8,527	-	13,931
Exploration Expenditures	159,837	217,023	305,110	133	682,103
Exploration Tax Credits	(2,818)	-	-	-	(2,818)
Reimbursements	(2,190)	-	-	-	(2,190)
Reclamation Obligations	-	-	-	-	-
Net expenditures, 6 months ended July 31, 2009	159,760	217,496	313,637	133	691,026

Cumulative net expenditures, July 31, 2009	7,174,779	809,797	1,576,986	834,046	10,395,608
Less write-downs and abandonments	(1,363,859)	(75,331)	(310,493)	(834,046)	(2,583,729)
Less option proceeds	(541,143)	-	(42,920)	-	(584,063)
Net cumulative expenditures on active mineral properties charged to operations, from inception to July 31, 2009	$ 5,269,777	$ 734,466	$ 1,223,573	$ -	$7,227,816

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the annual Management Discussion and Analysis. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 14 to the consolidated financial statements. The comparative amounts have been reclassified where necessary to conform to the presentation used in the current period. These consolidated financial statements reflect the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada. A third wholly-owned subsidiary, Rimfire Australia Pty Ltd. which was incorporated on August 23, 2006, conducts exploration of mineral properties located in Australia.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Rimfire Alaska, Ltd., Rimfire Nevada Ltd. and Rimfire Australia Pty Ltd. (individually and collectively referred to as the “Company”).

These consolidated financial statements have been prepared on the basis of a going concern. The Company has prepared budgets which indicate that current cash resources are sufficient for operations for at least the next two fiscal years without any additional financing. If the current economic climate persists beyond the current fiscal year, additional measures will be taken to ensure the continued operation of the Company.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to known amounts of cash.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Comprehensive income (loss)

Comprehensive income (loss) comprises the Company’s net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, principally includes unrealized gains and losses on available for sale financial assets, net of income taxes. The Company’s comprehensive income (loss), components of other comprehensive income (loss), and accumulated other comprehensive income (loss) are presented in the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Shareholders’ Equity.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

Financial Assets and Financial Liabilities

The Company’s financial assets, other than cash and cash equivalents, and financial liabilities are classified as follows:

0.

Accounts receivable are classified as “loans and receivables”. They are measured at amortized cost. At July 31, 2009 and January 31, 2009, the recorded amounts approximate fair value.

•

Marketable securities are classified as “available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income (loss) until the instrument is either sold or suffers an impairment that is other than temporary.

•

Accounts payable and accruals, payable to related party, and exploration funding deposits are classified as “other financial liabilities” and are measured at amortized cost. At July 31, 2009 and January 31, 2009, the recorded amounts approximate fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost. These future income tax liabilities are reversed, when appropriate, though the recognition in income of a portion of previously unrecognized future income tax assets or through the reversal of the temporary difference between the carrying amount of the exploration expenditures and their corresponding tax base.

Foreign Currency Translation

The Company’s subsidiaries are considered integrated foreign operations.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 9) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 3. The Company is currently in the exploration stage.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to operations as incurred, and all property sales and option proceeds received are credited to operations. The Company expenses the acquisition costs, as there are currently no identifiable mineral reserves on its property interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligation is based on the estimated cash flow required to settle the obligation, discounted using the prime lending rate of the Company’s primary financial institution adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligation due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Office, Computer, and Field Equipment

Office, computer, and field equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	2 years
Computer equipment	3.5 years
Office equipment and furniture	8 years
Field equipment	5 years
Leasehold improvements	Term of lease

Share-Based Compensation

The Company issues options to purchase shares under the terms of an incentive plan described in Note 9. When options to purchase shares are issued to employees, officers, or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. The proportion of the share-based compensation attributable to employee activity on each mineral property is charged to exploration expense. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation expense is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Significant estimates used in these financial statements include, among others, estimates of reclamation expense, recoverability of accounts receivable, calculation of stock based compensation, recoverability of future income tax assets and the fair value of marketable securities.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

2.

ACCOUNTING CHANGES

The Company adopted the method of accounting for unrecognized prior years tax loss carry forwards described in Emerging Issues Committee Abstract 172 (EIC-172), which was issued by the Canadian Institute of Chartered Accountants (“CICA”) in August 2008.  EIC-172 requires the tax benefit from the recognition of previously unrecognized tax loss carry forwards, which arise from the recording of unrealized gains on available-for-sale financial assets in other comprehensive income, to be recognized in operations. The transition provisions for EIC-172 require the accounting policy be applied retrospectively, with restatement of prior periods. Accordingly, the Company has included $696 (2008 – ($14,648)) in future income tax recoveries (expense) on the statement of operations from previously unrecognized tax loss carry forwards associated with unrealized gains on available-for-sale financial assets. A summary of the changes to the financial statements for the three months ended April 30, 2008 is provided in the following tables:

	3 months	6 months
	July 31	July 31
Consolidated Statement of Operations	2008	2008
Net loss
As originally presented	$ (857,438)	$ (1,449,153)
Future income tax recovery (expense) not previously recognized	(12,009)	(26,656)
Revised	$ (869,447)	$ (1,475,809)

Other Comprehensive Income
As originally presented	$ (80,057)	$ (177,713)
Future income tax recovery (expense) not previously recognized	12,009	26,656
Revised	$ (68,048)	$ (151,057)

On February 1, 2008, the Company adopted three new accounting standards described in Section 1535 Capital Disclosures, Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation of the CICA Handbook. The requirements of these new standards are:

Capital Disclosures

Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any external capital requirements and, if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, additional disclosure on the Company’s capital management has been included in Note 11 to the financial statements.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

2.

ACCOUNTING CHANGES (continued)

Financial Instruments - Disclosures and Financial Instruments – Presentation

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosure which enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, the nature and extent of and exposure to risks arising from financial instruments and how the entity manages those risks.  As a result of the adoption of this standard, additional disclosure on these risks has been included in Note 12 to the financial statements.

Section 3863 establishes standards for the presentation and classification of financial instruments and non-financial derivatives. The adoption of this standard did not have any impact on the classification or presentation of the Company’s financial instruments.

Future Accounting Changes

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company is conducting a detailed assessment of the requirements of IFRS, with the intention of identifying differences, if any, in accounting policies, selecting the policies which are appropriate for the Company, identifying the appropriate disclosure in financial statements prepared under IFRS and developing an implementation plan to complete the transition to IFRS by February 1, 2011.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the six months ended July 31 were:

	2009	2008	2009	2008
	3 months	3 months	6 months	6 months
Acquisition Costs	$ 4,371	$ 10,721	$ 13,931	$ 276,768

Exploration Costs
Aircraft and helicopter	70,619	5,365	70,619	5,365
Camp	28,811	6,857	46,876	31,207
Chemical analysis	1,106	6,067	18,986	29,321
Data management and maps	425	4,756	1,195	8,328
Drilling and trenching	-	-	-	-
Geological and engineering	188,903	264,425	307,842	416,994
Geophysical surveying	6,038	6,258	156,293	109,601
Materials	36,149	1,944	36,902	3,506
Project management	3	778	642	1,376
Reclamation expense	163	702	-46	793
Recording and filing	8,943	27,581	8,943	34,315
Travel	19,203	17,207	33,851	35,756
	360,363	341,940	682,103	676,562
Exploration tax credits and grants	(2,032)	-	(2,818)	-
Joint venture reimbursements	(2,190)	-	(2,190)	(2,473)
Reclamation obligation	-	-	-	-
	356,141	341,940	677,095	674,089

Total Acquisition & Exploration Costs	360,512	352,661	691,026	950,857
Option Proceeds	-	-	-	(61,000)

Net Expenditures For the Period	360,512	352,661	691,026	889,857
Cumulative Net Expenditures, Beginning of Period	9,451,033	7,782,079	9,120,519	7,244,883

Cumulative Net Expenditures, End of Period	9,811,545	8,134,740	9,811,545	8,134,740
Property Write-downs and Abandonments	(2,583,729)	(978,714)	(2,583,729)	(978,714)
Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$7,227,816	$7,156,026	$7,227,816	$7,156,026

The analysis of these expenditures by geographic area is reported in the Statements of Mineral Property Expenditures.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

 Details of the Company’s commitments to earn or acquire its mineral property interests and commitments by partners to option mineral property interests from the Company are included in the Company’s Annual Report on Form 20-F (Annual Information Form) which is available on SEDAR (www.sedar.com). Summaries of each property agreement are included below.

British Columbia

Gillis Property

The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the Gillis property, subject to a 2% Net Smelter Return (“NSR”), 1.5% of which can be purchased for $1.5 million. The Company is required to complete aggregate exploration expenditures of $300,000, make cash payments of 2.5% of mineral exploration expenditures and other cash payments totaling $165,000 on or before September 5, 2012 and issue 250,000 common shares within 10 days of announcing a National Instrument 43-101 compliant gold resource of at least 500,000 ounces.

Grizzly Property

The Company has a 100% interest in this property, subject to the underlying RDN royalties, pursuant to an amendment of the RDN Agreement dated February 21, 2007. Effective May 1, 2008, the Company signed an option agreement with Inmet Mining Corporation (“Inmet”) which provides that Inmet can earn a 60% interest in the property on completion of aggregate exploration expenditures of $5,000,000 and cash payments of $250,000 being made on or before May 1, 2012.

This agreement was terminated effective May 7, 2009. The Company retains 100% of the property subject to the underlying NSR.

Jake Property

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company has completed exploration expenditures of $300,000 Canadian and is required to make cash payments totalling USD$ 300,000 on or before October 29, 2015. On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR, half of which can be purchased for $500,000.

Effective July 7, 2009 The Company terminated the option agreement and returned the claims to their respective vendors. The Company retains an interest in the claims staked by the Company outside the Area of Interest.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Kizmet Property

The Company holds 100% interest in the Kizmet claims, subject to a 1% NSR payable to RGLD Gold Canada, Inc.

Quesnel Trough Project

Effective April 21, 2009, Xstrata Canada Corporation signed an option agreement to explore the Quesnel Trough properties. The terms of the agreement grant Xstrata the option to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed within the bump-up period which ends on the tenth anniversary of Xstrata earning its 51% interest.

RDN Property

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of aggregate exploration expenditures of $5,000,000 and cash payments of $200,000. The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On December 14, 2005, the Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN property, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as road access to the RDN property is constructed. Some of the RDN claims were split into a separate property to be referred to as the Grizzly Property, which is no longer part of the RDN Option Agreement.

Thorn Property

On March 1, 2000, the Company acquired a 100% interest in the Thorn mineral property, subject to a 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. The Company is required to issue an additional 200,000 shares upon commencement of commercial production from the property. Cangold Limited (“Cangold”) subsequently earned a 51% interest in the Thorn property pursuant to an option agreement dated March 2002. Cangold was operator for the project.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Effective April 11, 2008, the Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company will pay to Cangold 25% of any cash or share payments received from the third party partner.

Tide Property

On July 10, 2001, the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a further 1% NSR upon their interest in favour of Serengeti Resources Inc. who originally optioned the property from the Company.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010; an additional 5% interest by funding a bankable feasibility study, and, at the Company’s election, another 5% interest by providing 100% of the initial project development financing. American Creek can earn a total 70% interest in the property if they complete all expenditures.

Williams Property

On May 17, 2001, the Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company is required to issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

Yukon

FER Property

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended on October 28, 1999 and October 11, 2000, the Company has earned a 51% interest in the claims. Boliden’s interest in the property has been sold to NVI Mining Ltd. Under a letter of agreement dated November 26, 2008 NVI Mining Ltd. sold their interest to the Company, subject to a NSR of 2%. The claims were permitted to lapse in July 2009.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Northgate Exploration Alliance (Boulevard Property)

In December 2005, the Company signed a letter of agreement with Northgate to cooperatively generate new exploration properties (the “Alliance”). The initial phase consisted of data compilation with each company contributing up to $20,000. The second phase of field examination was funded by contributions of $130,000 from each company. A total of 310 claims in the Yukon, now known as the Boulevard Property, were staked on behalf of the Alliance. Northgate has an option to earn 60% of the acquired property by funding the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Company and Northgate. The Company is operator until Northgate completes the funding requirement.

Effective July 22, 2009, the Company and Northgate have signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) under which Silver Quest can acquire a 100% interest in the property. Silver Quest will make staged cash payments totaling $200,000 ($40,000 upon regulatory acceptance), issue of an aggregate of 1,000,000 shares (200,000 upon regulatory acceptance) and complete exploration expenditures of $3,000,000 ($200,000 the first year) over a five year period. Rimfire and Northgate retain a 2% NSR on the property, with Silver Quest having the right to buy back 0.5% of the NSR for $750,000. All cash and share payments are to be split between Rimfire and Northgate.

Wernecke Breccia Property

In January 2006, the Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Fronteer is the operator of the project and funded 100% of the required $2 million in exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Alaska

Goodpaster Properties

On February 22, 2007, the Company signed an option agreement with Evanachan Limited, which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The agreement encompasses the following four Goodpaster properties. The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration expenditures over 6 years to earn a 60% interest in the properties, including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, Rubicon may acquire a further 10% interest in the properties by completing a feasibility study, and, at the Company’s election, may acquire an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

Bou-Swede property

The Company holds a 100% interest in 265 claims staked in December 2005.

California-Surf property

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. now Capstone Mining Corp. (“Capstone”), held the remaining 70% interest in the properties. In August 2003, Capstone sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

$25,000 upon funding of an aggregate of $1,500,000 of exploration expenditures subsequent to August 2003 (paid),

•

$50,000, or at the election of the Company, the issue of 50,000 common shares upon funding of an aggregate $3,000,000 of exploration expenditures subsequent to August 2003,

•

100,000 common shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Eagle Property

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc. (“AngloGold Ashanti”), the Company acquired a 100% interest in the property subject to an NSR of 2%, one-half of which can be purchased for USD$1,000,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Goodpaster Properties (continued)

ER-Ogo-Fire Property

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti, the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for USD$2,000,000.

Australia

Lachlan Fold Belt Project

In September 2006, the Company signed an agreement with BWG whereby the Company was granted the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company paid additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. The Company has completed the required eligible aggregate exploration expenditures of at least USD$150,000 for the target areas.

Barmedman Property

Effective December 12, 2008, the Company signed a farm-in agreement with Inmet Mining (Australia) Pty. Ltd. (“Inmet Australia”) to explore the Barmedman licence. Inmet Australia can earn a 60% interest in the project by funding exploration expenditures of A$5,000,000 over four years and making cash payments to the Company of A$250,000. The Company will be operator until completion of the option requirements.

Springfield Property

Effective October 21, 2008, the Company signed an option agreement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project. The Company can earn a 51% interest in the project by spending A$1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Company to earn 100% of the project by spending A$5 million in exploration expenditures.

The Company is required to issue 100,000 common shares upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 ounces, and 500,000 common shares upon definition of a JORC compliant gold resource of 1,000,000 ounces.

The option agreement was terminated effective July 27, 2009.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Victoria Goldfields

Effective June 27, 2008, the Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (“Northgate Ventures”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company must fund a total of A$370,000 in exploration by March 31, 2009 (completed). The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by March 31, 2011 with a minimum expenditure of A$150,000 per property per year.

Upon the Company earning a 50% interest in one or more properties, Northgate Ventures will have the option to earn a 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

Nevada

Walker Lane Project

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont Capital”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. On the Company’s acquisition of any property interest, Newmont Capital was granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. The Company has completed funding USD$300,000 in exploration expenditures on the Poncho property. Newmont has waived their right to enter a 50:50 Joint Venture.

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc. (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company was required to make total cash payments of USD $290,000 on or before March 31, 2014 and additional payments of USD$100,000 each anniversary from March 31, 2015 until the option was exercised or the agreement was terminated. The Company had the option to purchase the property, subject to a 2% NSR, 100% of which may also have been purchased. This agreement was terminated February 23, 2009 when the Gila 24 property was returned to the vendor.

The remaining Poncho property was conveyed to Newmont, pursuant to the original agreement, in June 2009

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

PROJECT RECLAMATION DEPOSITS

Project reclamation deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

5.

OFFICE, COMPUTER AND FIELD EQUIPMENT

	July 31, 2009			January 31, 2009
	Cost	Accumulated depreciation	Net book value	Net book value
Computer software	$ 14,865	$ (9,870)	$ 4,996	$ 1,825
Computer equipment	80,780	(63,283)	17,497	41,996
Office furniture	54,940	(16,419)	38,521	43,905
Field equipment	29,157	(6,485)	22,671	7,466
Leasehold improvements	38,443	(17,941)	20,502	28,191
	$ 218,185	$ (113,997)	$ 104,188	$ 123,383

6.

RELATED PARTY TRANSACTIONS

Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by two directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

At July 31, 2009, the Company was indebted to Equity in the amount of $11,340 (2008-$313,891) for advances for project expenses and consulting services provided by Equity to option and/or joint venture projects being operated by the Company. During the quarter ended July 31, 2009, the Company paid Equity $40 (2008 - $9,029) for geological consulting services and $32,400 (2008-$35,789) for providing general corporate and administrative services composed $32,400 (2008 -$32,436) for management services, $Nil (2008 - $1,283) for office services, and $Nil (2008 - $2,070) for support services. These amounts were accounted for at the exchange amounts agreed to by the parties.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

RELATED PARTY TRANSACTIONS (continued)

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Two of the directors each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 3). The claims were originally staked and explored by a company in which they hold an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

7.

LEASE OBLIGATIONS

The Company signed a sublease, which expires November 30, 2010, for office space occupied by the head office. The Company has made a prepayment of the final two months lease payments. The following table shows the required lease and estimated operating cost expense for the current and the following two fiscal years.

Fiscal year ended
	January 31, 2010	January 31, 2011	January 31, 2012
Lease payment	$ 36,402	$ 48,536	$ -
Operating costs(est.)	27,302	36,402	-
Total	$ 63,704	$ 84,938	$ -

8.

RECLAMATION OBLIGATIONS

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements as Mineral Property Reclamation Obligations.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

SHARE CAPITAL

Authorized:

Unlimited common shares without par value

Issued and fully paid common shares

	2009		2008
	Number of Shares	Amount	Number of Shares	Amount
January 31	25,707,251	$ 17,833,098	25,607,251	$ 17,704,253
Issued for cash
Issued for mineral property acquisition net of issue costs of $nil (2008 - $155)	-	-	100,000	128,845
July 31	25,707,251	$ 17,833,098	25,707,251	$ 17,833,098

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,570,725 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

Details of outstanding share purchase options are as follows:

	July 31, 2009		July 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	2,255,000	$ 1.41	2,355,000	$ 1.54
Granted	150,000	0.27	165,000	0.90
Exercised	-	-	-	-
Expired	(125,000)	-	-	-
Forfeit/Cancelled	(90,000)	1.41	(25,000)	1.86
Outstanding at end of period	2,315,000	$ 1.34	2,495,000	$ 1.49
Exercisable at end of period	2,086,250	$ 1.38	2,326,500	$ 1.48

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

SHARE CAPITAL (continued)

The following share purchase options are outstanding at July 31, 2009

Expiry Date	Options Outstanding Number of shares	Options Exercisable Number of shares	Weighted Average Remaining Life	Exercise price
09-Dec-09	195,000	195,000	0.36	$ 1.21
22-Dec-10	100,000	100,000	1.39	1.23
17-July-11	640,000	640,000	1.96	1.70
11-Jan-12	115,000	115,000	2.45	2.04
16-July-12	330,000	330,000	2.96	2.00
10-Dec-12	240,000	208,750	3.36	1.65
16-July-13	165,000	146,250	3.96	0.90
19-Dec-13	255,000	220,000	4.39	0.20
01-Mar-14	150,000	75,000	4.59	0.27
	2,315,000	2,190,000	2.74

Details of outstanding warrants are as follows:

	July 31, 2009		July 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	3,040,292	$ 2.72	4,275,292	$ 2.57
Issued	-	-	-	-
Exercised	-	-	-	-
Expired	(3,040,292)	2.72	(1,235,000)	2.20
Outstanding at end of period	-	$ -	3,040,292	$ 2.72

There were no warrants outstanding at July 31, 2009.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

10.

INCOME TAXES

The Company’s future income tax assets are:

	July 31	January 31
	2009	2009
Future income tax assets
Mineral property interests	$ 1,344,733	$ 1,422,789
Other assets	4,773	8,232
Investments	(14,407)	(1,930)
Tax loss carry-forwards	1,665,172	1,971,804
	3,000,271	3,400,895
Valuation allowance	(3,000,271)	(3,400,895)
Net future income tax assets	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Six months ended July 31
	2009	2008 (restated Note 2)
Loss before income taxes	$ (1,601,710)	$ (1,449,153)

Statutory tax rate	29.0%	30.5%

Recovery of income taxes based on combined Canadian and provincial statutory rates	176,440	441,992

Add (deduct):
Non-deductible expenses
Share-based compensation	(3,032)	(122,636)
Other	30,789	(22,310)
Tax effect of current period losses not recognized	(204,197)	(297,046)
Future income tax asset not previously recognized – restatement of other comprehensive income (Note 2)	10,392	(26,656)
Future income tax recovery (expense)	$ 10,392	$ (26,656)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

11.

CAPITAL MANAGEMENT

The Company’s objective when managing capital, which is unchanged from prior years, is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. The Company considers its capital to be shareholders’ equity.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may issue new shares or acquire or dispose of mineral property interests.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments with maturities of one year or less.  When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations.

The Company currently has sufficient working capital to meet its planned exploration operations and administrative expenses through the current fiscal year and for the following fiscal year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

12.

RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Market Risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these investments are thinly traded which could result in lower quoted market values. The Company monitors the market of these securities and sells appropriate portions of the portfolio when price and market conditions permit. When the value of individual marketable securities is determined to have suffered impairment due to investee circumstances or project developments, the resulting loss is reported in the statement of operations as a loss on marketable securities.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

12.

RISK MANAGEMENT (continued)

Foreign Currency Risk

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in both US Dollars and Australian Dollars to pay these expenses as they arise. Receipts in foreign currencies are maintained in those currencies.

Interest Rate Risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the carrying or face value. The Company maintains term deposits with varying maturity dates to take advantage of changing interest rates and to ensure that sufficient funds are available when required. Current weighted average interest rates are 2.89% with weighted average term to maturity of 173 days.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. Accounts receivable consists mainly of accrued interest on cash and cash equivalents. As such, the Company considers this risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accruals are due within the current operating period. The Company manages liquidity risk through the management of its capital structure (Note 11).

The Company uses sensitivity analysis to measure the effect on total assets or total receipts of reasonably foreseen changes in interest rates or foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a further 0.5% change in interest rates would affect the expected total receipts by 6% and a 20% change in foreign exchange rates would affect the fair value of total assets by 1.9%. Actual financial results for the coming period will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

13.

SEGMENT INFORMATION

The Company operates in one industry segment only within four geographic areas: Canada, Alaska, Australia, and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the assets attributable to each operating segment at the balance sheet dates

July 31, 2009	Canada	Alaska	Australia	Nevada	Total
Current Assets
Cash and cash equivalents	$ 4,213,060	$ 2,730	$ 225,868	$ 21,611	$ 4,463,269
Marketable securities	162,630	-	-	-	162,630
Accounts receivable	52,007	-	(89)	-	51,918
Prepaid expenses	226,084	-	1,185	-	227,268
	4,653,781	2,730	226,963	21,611	4,905,085
Mineral Property Interests	-	-	-	-	-
Lease Deposit	21,234	-	-	-	21,234
Project Reclamation Deposits	60,200	-	44,975	4,381	109,556
Office, Computer and Field Equip.	102,521	-	1,667	-	104,188
Total Assets	$ 4,837,736	$ 2,730	$ 273,605	$ 25,992	$ 5,140,063

January 31, 2009	Canada	Alaska	Australia	Nevada	Total
Current Assets
Cash and cash equivalents	$ 5,807,415	$ 4,223	$ 107,829	$ 1,552	$ 5,921,019
Marketable securities	95,039	-	-	-	95,039
Accounts receivable	126,682	-	-	-	126,682
Prepaid expenses	45,507	-	3,330	-	48,837
	6,074,643	4,223	111,159	1,552	6,191,577
Mineral Property Interests	-	-	-	-	-
Lease Deposit	21,234	-	-	-	21,234
Project Reclamation Deposits	60,200	-	39,425	28,427	128,052
Office, Computer and Field Equip.	123,383	-	-	-	123,383
Total Assets	$ 6,279,460	$ 4,223	$ 150,584	$ 29,979	$ 6,464,246

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

13.

SEGMENT INFORMATION (continued)

The following tables show the net loss attributable to each geographic area, and selected components thereof, for each quarter. Exploration expenditures on the Company’s mineral properties by geographic segments are shown in the Consolidated Statements of Mineral Property Expenditures.

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the 6 months ended July 31, 2009	$ (1,081,226)	$ (217,284)	$ (291,624)	$ (1,184)	$ (1,591,318)
Included in Net Loss
Mineral property revenue	1,554	-	26,637	-	28,191
Interest income	61,006	6	1,166	2	62,180
Gain on sale of marketable securities	1,457	-	-	-	1,457
Future income tax recovery (expense)	10,392	-	-	-	10,392
Depreciation	(24,804)	-	(115)	-	(24,919)
Share-based compensation	(73,167)	-	-	-	(73,167)

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the 6 months ended July 31, 2008	$ (978,068)	$ (62,030)	$ (383,452)	$ (25,603)	$ (1,475,809)
Included in Net Loss
Mineral property revenue	82,124	875	-	-	82,999
Interest income	140,211	56	3,249	2	143,518
Gain on sale of marketable securities	191,806	-	-	-	191,806
Future income tax recovery (expense)	(26,656)	-	-	-	(26,656)
Depreciation	(22,127)	-	-	-	(22,127)
Share-based compensation	(256,894)	-	-	-	(256,894)

14.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) as follows:

(a) Acquisition costs of mineral property interests

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

14.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

(b) Statements of cash flows

Both CICA Handbook Section 1540 and Statement of Financial Accounting Standard (“SFAS”) 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

(c) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	July 31, 2009
	Canadian GAAP $	Adjustments (a) $	U.S. GAAP $

Mineral property interest acquisition costs	-	755,194	$ 755,194
Impairment provision for mineral property acquisition costs previously capitalized	-	(528,134)	(528,134)
Cumulative mineral property interest acquisition costs	-	227,060	227,060
Deficit	(17,850,993)	227,060	(17,623,933)

	January 31, 2009
	Canadian GAAP	Adjustments (a)	U.S. GAAP

Mineral property interest acquisition costs	-	741,264	741,264
Impairment provision for mineral property acquisition costs previously capitalized	-	(527,266)	(527,266)
Cumulative mineral property interest acquisition costs	-	213,998	213,998
Deficit	(16,259,675)	213,998	(16,045,677)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

14.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

Consolidated Statements of Operations

	Three months ended July 31		Six months ended July 31
	2009	2008	2009	2008
Net loss under Canadian GAAP	$ (983,601)	$ (869,447)	$(1,591,318)	$(1,475,809)
Net mineral property interest acquisition costs (a)	4,371	10,721	13,931	276,768
Impairment loss recognized	(868)	-	(868)	-

Net loss under U.S. GAAP	$ (980,158)	$ (858,726)	$(1,578,255)	$(1,199,041)
Weighted average number of shares	25,707,251	25,707,251	25,707,251	25,664,943
Basic and diluted loss per share under U.S. GAAP	$(0.04)	$(0.03)	$(0.06)	$(0.05)

Consolidated Statements of Comprehensive Income (Loss)

	Three months ended July 31		Six months ended July 31
	2009	2008	2009	2008
Comprehensive loss under Canadian GAAP	$ (926,429)	$ (937,495)	$ (1,529,119)	$ (1,626,866)
Net adjustments to consolidated statements of operations (a)	3,503	10,721	13,063	276,768

Comprehensive loss under U.S. GAAP	$ (922,926)	$ (926,774)	$ (1,516,056)	$ (1,350,098)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

14.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

Consolidated Statements of Cash Flows (b)

	Three months ended July 31		Six months ended July 31
	2009	2008	2009	2008
Net loss under Canadian GAAP	$ (983,601)	$ (869,447)	$ (1,591,318)	$ (1,475,809)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	13,199	13,665	24,919	22,127
Foreign exchange losses (gains)	(2,857)	(12,933)	(15,253)	(13,559)
Share-based compensation	26,448	402,086	73,167	402,086
Non-cash option proceeds	-	-	-	(11,000)
Non-cash acquisition costs	-	-	-	129,000
(Gain) loss on sale of marketable securities	(1,457)	-	(1,457)	(191,806)
Interest income	(26,747)	(67,671)	(62,180)	(143,518)
Future income tax recovery	(9,696)	12,009	(10,392)	26,556
Increase in accounts receivable	83,395	48,928	74,764	130,695
Increase in exploration funding deposits	(1,521)	303,104	-	303,104
Increase in prepaid expenses	(182,331)	11,350	(178,432)	10,577
Increase in project reclamation deposits	-	(7,837)	18,496	(1,689)
Increase in accounts payable and accruals	115,077	(408,389)	88,606	(531,880)
Total adjustments	13,510	294,312	12,238	130,693

Net cash used for operating activities under Canadian GAAP	$ (970,091)	$ (575,135)	$ (1,579,080)	$ (1,345,116)

15.

SUBSEQUENT EVENTS

a) Business Combination with Geoinformatics Exploration Inc.

On August 5, 2009, Geoinformatics Exploration Inc. (“Geoinformatics”) and the Company closed the previously announced business combination (the “Transaction”). Immediately prior to the closing, Geoinformatics completed a 1 for 3 share consolidation and changed its name to Kiska Metals Corporation. Kiska acquired all of the issued and outstanding shares of the Company at an agreed exchange ratio of 0.87 Kiska share for each Rimfire share. Kiska issued 22,365,310 common shares to Rimfire shareholders pursuant to the Transaction which resulted in 47,600,534 shares being issued and outstanding following the closing of the Transaction. Kiska Metals Corporation will be led by the Rimfire management team, who were named by the Board on August 5, 2009.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

14.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The following table shows a summary of the unaudited pro forma Consolidated Statement of Operations if the Transaction had occurred at the beginning of each period.

	Three months ended June 30, 2009 $	Six months ended June 30, 2009 $
Mineral property revenue	2,826	28,191
Loss from operations	(1,841,811)	(3,225,775)
Financing expense	(49,648)	(116,441)
Equity in losses of associated companies	(860,485)	(958,753)
Foreign exchange gain (loss)	110,233	(3,352)
Other investment transaction gain(loss)	27,265	(176,648)
Recovery of income taxes	48,825	49,521
Net Loss	(2,565,621)	(4,431,448)
Per Share	(0.05)	(0.09)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

July 31, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

14.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

15.

SUBSEQUENT EVENTS (continued)

a) Business Combination with Geoinformatics Exploration Inc.

The following table shows a summary of the unaudited pro forma Consolidated Balance Sheets at June 30, 2009 if the Transaction had occurred prior to the period end. Final pro forma statements to be included in future financial statements could vary depending on the fair value of the assets acquired on the Effective Date of the transaction.

June 30, 2009 $

Current Assets	6,251,706
Mineral Property Interests	7,849,835
Other Assets	880,787
Total Assets	14,982,328

Current Liabilities	(3,186,303)
Long-Term Liabilities	(45,562)
Shareholders’ Equity	11,750,463

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: October 15, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer